Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to us under the heading “Experts” and to the incorporation by reference of (i) our report dated May 23, 2008 related to the statement of certain operating expenses over revenues of the Lenox Park Buildings for the year ended December 31, 2007, and (ii) our report dated August 20, 2008 related to the statement of certain operating expenses over revenues of the Lindbergh Center Buildings for the year ended December 31, 2007, incorporated by reference in this Post-Effective Amendment No. 3 to Registration Statement No. 333-144414 on Form S-11 and the related Prospectus of Wells Real Estate Investment Trust II, Inc. for the registration of 375,000,000 shares of its common stock.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

April 1, 2009